CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

05013202

Subject CSM nv, (SEC File No. 82-34886)

Date December 1, 2005

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copies of the following documents:

- Press release 15 November 2005: CSM reduces long-term debt by EUR 221 million
- Press release 16 November 2005: CSM repurchases Company Shares
- Press release 17 November 2005: CSM notes press release by certain shareholders
- Press release 1 December 2005: CSM expands its Board of Management

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

PROCESSED
DEC 12 2005
THOMSON
FINANCIAL

Very truly yours,

M. Mantel-Wed

Mariëtte Mantel
CSM nv

Enclosure(s)

SEC MAIL PROCESSING
RECEIVED
DEC 09 2005
WASH, D.C. 199 SECTION

12/12

File no. 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM REDUCES LONG-TERM DEBT BY EUR 221 MILLION

Diemen, The Netherlands, 15 November 2005 – CSM recently reduced its long-term debt by prepayment of the US Private Placement Notes 2003.

The prepayment represents a further step in optimizing CSM's financial structure.

After a partial prepayment of EUR 115 million (representing the equivalent of USD 139 million) on the 2003 Notes earlier this year, long-term debt has now further been reduced by EUR 221 million (representing the equivalent of USD 261 million).

The US Private Placement Notes 2001, with an aggregate outstanding principal amount of USD 225 million, remain outstanding.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel. +31 (0) 20 5906320 / cell phone +31 (0) 6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0) 20 5906317

Background information
CSM is a global producer and distributor of bakery supplies and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

File no. 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM REPURCHASES COMPANY SHARES

Diemen, The Netherlands, 16 November 2005 – CSM nv has reached agreement with a large shareholder on the repurchase of 304,094 depositary receipts of ordinary shares. The price of the repurchased securities is EUR 21.00 for each depositary receipt of shares in CSM nv. The repurchased shares will be canceled in due course.

The repurchase contributes to the further optimization of CSM's financial structure. The depositary receipts have been repurchased from a Dutch institutional investor who falls under the substantial holding exemption.

As a result of the above transaction the number of outstanding ordinary shares with dividend rights amounts to 72,724,903. In addition to these ordinary shares, there are 4,262,566 outstanding financing preference shares.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel.+31 (0)20 5906320 / cellphone +31(0)6 5352 7622

Background information
CSM is a global producer and distributor of bakery supplies and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

File no. 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM NOTES PRESS RELEASE BY CERTAIN SHAREHOLDERS

Diemen, The Netherlands, 17 November 2005 – CSM notes today's press release by certain shareholders. As we remarked in August, for CSM 2005 is a transition year. The cost-cutting program is well on the way, and part of the proceeds are being used in our expenditure on sales, marketing, and R&D to bolster our competitive position and maintain market leadership. In addition, we have returned over EUR 167 million to shareholders this year.

Following the sale earlier this year of the sugar confectionery division, CSM has been re-positioning itself as a company active in Bakery Supplies & Food Ingredients. At the end of August CSM announced a program (3S program) aimed at further margin improvement. The company is forging ahead with the 3S program, which will yield substantial cost savings in 2006, gradually leading to an annual improvement in the operating result of at least EUR 50 million as of 2008.

In 2005, the beet processing operations in Breda (NL) have been closed down, PURAC and some parts of Bakery Supplies in North America and Europe have been reorganized, and some non-core-business operations of Bakery Supplies in Europe have been sold. At the same time we are increasing expenditure on sales, marketing and R&D. Overall, this program will create a solid platform for profitable long-term organic growth.

Both during 2005 and the remainder of the 3S program we will continue to place particular emphasis on managing our cash flow and balance sheet in order to deliver attractive shareholder returns, while at the same time building the business for the long term. During 2005 we have repurchased EUR 100 million of shares and paid a dividend of EUR 67 million.

In March of next year, the new management team will provide an update on the progress made in 2005 and outline their plans for the subsequent phases of the implementation and execution of CSM's repositioning strategy. In the interim CSM remains, as always, receptive to the views of its shareholders.

For more information, please contact:
Press: Marjolein Moerer, Communications Manager, tel.+31 (0)20 5906320 / cellphone +31(0)6 5352 7622

Background information
CSM is a global producer and distributor of bakery supplies and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 8,900. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

File no. 82 - 34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

Press Release

CSM EXPANDS ITS BOARD OF MANAGEMENT

- **Koos Kramer appointed as new Chief Financial Officer at CSM**
- **Board of Management strengthened and aligned with strategic priorities**
- **New Board of Management designed to improve performance in growth markets**
- **New Board to provide update on strategy on 1 March 2006**

Diemen, The Netherlands, 1 December 2005 – Koos Kramer joins CSM with immediate effect to become Chief Financial Officer at 1 January 2006 to succeed Roelof Hendriks, who recently announced his departure. At that date the executive management board will be further strengthened by the nomination of Reinoud Plantenberg and Gilles van Nieuwenhuyzen.

The Supervisory Board will present Messrs Kramer, Plantenberg and Van Nieuwenhuyzen for appointment to the Board of Management at the Annual General Meeting of Shareholders on 26 April 2006.

Gerard Hoetmer, CEO at CSM: *"I'm very pleased to announce this reinforcement of the Board of Management today. In Koos Kramer we have found an excellent new CFO. He has a great deal of experience which will benefit CSM. With the intended appointment of Reinoud Plantenberg and Gilles van Nieuwenhuyzen the Board will be able to steer more directly the markets where we expect further growth. This 'hands-on' approach will deliver more efficiency and accelerate the speed of action. When the annual figures are published on 1 March 2006, we will make further announcements about the implementation and execution of our strategy targeted at profitable growth."*

The conditions of employment for the three new members of the Board of Management comply with CSM's remuneration policy and are published on our website:
http://www.csm.nl/pages/investors.aspx?contentcode=PRESS01122005

Background Information

Koos Kramer (46) has Dutch nationality and worked for Vroom & Dreesmann, a subsidiary of Vendex/KBB, for the last 10 months. He worked for Wessanen from 1993 till 2004, the last five years as Chief Financial Officer and member of the Executive Board. Koos Kramer is Register Controller, graduated at Vrije Universiteit, Amsterdam.